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                                                           FOR IMMEDIATE RELEASE



CORPORATE RELEASE


               STATS COMPLETES ACQUISITION OF MAJORITY INTEREST IN
                   WINSTEK SEMICONDUCTOR CORPORATION, TAIWAN

         ESTABLISHES STRATEGIC FOOTHOLD TO CAPTURE GROWING OUTSOURCING
                  OPPORTUNITIES IN TAIWAN SEMICONDUCTOR MARKET


SINGAPORE AND MILPITAS, CALIFORNIA, AUGUST 21, 2001 -- ST Assembly Test Services Ltd ("STATS" -- NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the completion of the acquisition of 51% interest in Winstek Semiconductor Corporation, Taiwan ("Winstek"). STATS subscribed to new shares issued by Winstek for a total consideration of approximately US$28 million in cash.

Winstek has capabilities to test optical, mixed-signal, digital and radio frequency (RF) devices and provides an integrated range of services including wafer probe, final test, turnkey and drop shipment services. It has a 220,000 sq. ft 4-storey plant at Chiung Lin, Hsin-Chu Hsien, Taiwan and a technical support office in San Jose, California. Winstek will continue to be led by its Chairman and President Richard Weng, who has 17 years of experience in the semiconductor industry, including senior positions at World Wide Test Technology Inc. and Advanced Semiconductor Engineering Inc.

"Our investment in Winstek provides STATS with a strategic foothold to capture the growing outsourcing opportunities in semiconductor test and assembly services in Taiwan. STATS and Winstek will be able to serve our existing customers better and develop new businesses with companies that take wafers from fabs in Taiwan. Taiwan is the home of the world's two largest foundries. It is also the second largest fabless semiconductor ICs design base in the world. Our investment in Winstek is our first strategic step and we will continue to explore further investment opportunities in Taiwan" said Tan Bock Seng, STATS Chairman and Chief Executive Officer.


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" -- NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International (MSCI) Provisional Singapore Index. Further information is available at www.stts.com.
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Certain of the statements in this press release are forward-looking statements including statements with respect to industry growth, that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2001. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.



MEDIA CONTACTS:

Lim Beng See -- Singapore                   Lisa Lavin -- United States
Director, Corporate Communications          Marcom Manager
Tel: (65) 751 1111, Fax: (65) 755 5431      Tel: (208) 672 6112, Fax: (208) 672 6132
Mobile: (65) 9617 1996                      email: lavinl@statsus.com
email: limbs@stats.st.com.sg
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INVESTOR RELATIONS CONTACTS:

Drew Davies -- United States                Elaine Ang -- Singapore
Director, Investor Relations                Manager, Investor Relations
Tel: (408) 941 3021, Fax: (408) 941 3014    Tel: (65) 751 1738, Fax: (65) 755 1585
email: daviesd@statsus.com                  Mobile: (65) 98231683
                                            email: angelaine@stats.st.com.sg
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